July 1, 2010

United States Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Attention:  H. Christopher Owings
      Assistant Director

Re:	Kinder Morgan Energy Partners, L.P.
Form 10-K for the Year Ended December 31, 2009
Filed February 23, 2010
Form 10-Q for Period Ended March 31, 2010
Filed April 30, 2010
File No. 1-11234

Kinder Morgan Management, LLC
Form 10-K for the Year Ended December 31, 2009
Filed February 26, 2010
Form 10-Q for Period Ended March 31, 2010
Filed May 4, 2010
File No. 1-16459

Ladies and Gentlemen:

In this letter, we set forth our response to the comments contained in the letter from the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), dated June 28, 2010, with respect to the above-referenced filings.  For your convenience, we have repeated in bold type each comment exactly as set forth in the June 28 comment letter.  Our response to each comment is set forth immediately below the text of the applicable comment.

Possible Annual Cash Bonus (Non-Equity Cash Incentive), page 95

1.
We note your response to comment 9 in our letter dated June 7, 2010, and your response that you will disclose in future Form 10-Ks more explicitly whether the performance targets were met. However, it is still unclear how you calculated the annual cash incentives for each executive officer and how you intend to disclose this in future filings by providing us with your proposed revisions. Please provide us your proposed disclosure, and for each executive officer quantify as

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July 1, 2010

applicable, the target and actual cash distributions per common unit achieved by Kinder Morgan Energy Partners, L.P., the target and actual free cash flow target achieved by Kinder Morgan, Inc., and the formula applied to calculate the annual cash bonus paid. Note that under Item 402(b)(1)(v) of Regulation S-K, a filer must disclose how it determined the amount and formula for each element of compensation. In your response, you state that the committee considered other factors in the amount of bonus paid and also considered performance in a subjective manner. Please disclose whether the bonuses were adjusted and, if so, explain in greater detail how these adjustments were calculated. See Item 402(b)(2)(vi) of Regulation S-K. You may wish to present this information in tabular format.

Response:  In future filings for Kinder Morgan Energy Partners, L.P. and Kinder Morgan Management, LLC, we will modify the discussion of the Annual Incentive Plan to address this comment.  This discussion in the 2010 Form 10-Ks is expected to be similar to the following, which is based on conditions existing as of the filing of the 2009 Form 10-Ks.  The following example also takes into account our responses to applicable comments in the Staff's June 7, 2010 comment letter.

Possible Annual Cash Bonus (Non-Equity Cash Incentive)

Our possible annual cash bonuses are provided for under KMI’s Annual Incentive Plan, which became effective January 18, 2005.  The Annual Incentive Plan ends after the 2009 bonus year; however, for the 2010 bonus year, KMI’s and KMR’s Boards of Directors have approved a new Annual Incentive Plan that mirrors the current plan.  The overall purpose of the KMI Annual Incentive Plan is to increase our executive officers’ and our employees’ personal stake in the continued success of KMI and us by providing to them additional incentives through the possible payment of annual cash bonuses.  Under the plan, an amount generally identified for annual cash bonuses is budgeted for at the beginning of each year and may be paid to our executive officers and other employees depending on whether KMI and its subsidiaries (including us) meet certain financial performance objectives (as discussed below).  The amount included in our budget for bonuses is not allocated between our executive officers and non-executive officers.  Assuming the financial performance objectives are met, the budgeted pool of bonus dollars is further assessed and potentially increased if we exceed the financial performance objectives.  The budget for bonuses also may be adjusted upward or downward based on KMI’s and its subsidiaries’

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overall performance in other areas, including but not limited to safety and environmental goals and regulatory compliance.

All of KMI’s employees and the employees of its subsidiaries, including KMGP Services Company, Inc., are eligible to participate in the plan, except employees who are included in a unit of employees covered by a collective bargaining agreement unless such agreement expressly provides for eligibility under the plan.  However, only eligible employees who are selected by KMR’s compensation committee will actually participate in the plan and receive bonuses.

The plan consists of two components: the executive plan component and the non-executive plan component.  Our Chairman and Chief Executive Officer and all employees who report directly to the Chairman, including all of the named executive officers, are eligible for the executive plan component; however, as stated elsewhere in this “Compensation Discussion and Analysis”, Mr. Richard D. Kinder, our Chairman and Chief Executive Officer, has elected to not participate under the plan.  As of December 31, 2009, excluding Mr. Richard D. Kinder, eleven of our current officers were eligible to participate in the executive plan component.  All other U.S. and Canadian eligible employees were eligible for the non-executive plan component.  KMI may amend the plan from time to time without shareholder approval except as required to satisfy the Internal Revenue Code or any applicable securities exchange rules.

At or before the start of each calendar year (or later, to the extent allowed under Internal Revenue Code regulations), financial performance objectives for that year are identified by the compensation committee.  The financial performance objectives are based on one or more of the following criteria set forth in the plan:

•	KMI’s EBITDA less capital spending, or the EBITDA less capital spending of one of its subsidiaries or business units;

•	KMI’s free cash flow or the free cash flow of one of its subsidiaries or business units;

•	KMI’s net income or the net income of one of its subsidiaries or business units;

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July 1, 2010

•	KMI’s revenues or the revenues of one of its subsidiaries or business units;

•	KMI’s unit revenues minus unit variable costs or the unit revenues minus unit variable costs of one of its subsidiaries or business units;

•
KMI’s return on capital, return on equity, return on assets, or return on invested capital, or the return on capital, return on equity, return on assets, or return on invested capital of one of its subsidiaries or business units;

•
KMI’s free cash flow, cash flow return on assets or cash flows from operating activities, or the cash flow return on assets or cash flows from operating activities of one of its subsidiaries or business units;

•	KMI’s capital expenditures or the capital expenditures of one of its subsidiaries or business units;

•
KMI’s operations and maintenance expense or general and administrative expense, or the operations and maintenance expense or general and administrative expense of one of its subsidiaries or business units;

•	KMI’s debt-equity ratios and key profitability ratios, or the debt-equity ratios and key profitability ratios of one of its subsidiaries or business units; or

•	KMP’s distribution per unit.

For 2009, the compensation committee set two financial performance objectives under both the executive plan component and the non-executive plan component.  The 2009 financial performance objectives were (i) $4.20 in cash distributions per common unit by us and (ii) $646 million of free cash flow by KMI, which consists of distributions received from KMP (including value received in the form of KMR units) and NGPL less cash taxes, cash interest, general and administrative expenses and capital expenditures.  Our cash distribution target was the same as our previously disclosed 2009 budget expectation.  KMP's 2009 cash distributions per common unit were $4.20, and KMI's free cash flow was $687 million, thus both financial performance objectives were met in 2009.

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In addition to determining the financial performance objectives under the Annual Incentive Plan, at or before the start of each calendar year, the compensation committee sets the bonus opportunities available to each executive officer.  The table below sets forth the maximum bonus opportunities that could have been payable by KMI and us collectively to our named executive officers for achievement of the threshold, target and maximum 2009 financial performance objectives established under the plan.  If neither of the financial performance objectives was met, no bonus opportunity would be available to the named executive officers under the plan.  The maximum payout to any individual under the plan for any year is $2.0 million.  The compensation committee may reduce the amount of the bonus actually paid by us to any executive officer from the amount of any bonus opportunity open to such executive officer.  Because payments under the plan for our executive officers are determined by comparing actual performance to the performance objectives established each year for eligible executive officers chosen to participate for that year, it is not possible to accurately predict any amounts that will actually be paid under the executive portion of the plan over the life of the plan.  The compensation committee set bonus opportunities under the plan for 2009 for the executive officers at dollar amounts in excess of that which were expected to actually be paid under the plan.  In fact, while achievement of the financial performance objectives sets the maximum bonus opportunity for each executive officer, the compensation committee has never awarded the maximum bonus opportunity to a current named executive officer.  The actual payout amounts under the Non-Equity Incentive Plan Awards made for 2009 (paid in 2010) are set forth in the Summary Compensation Table in the column entitled “Non-Equity Incentive Plan Compensation.”

KMI Annual Incentive Plan Bonus Opportunities for 2009
Name	Threshold (a)	Target (b)	Maximum (c)
Richard D. Kinder (d)	$ –	$ –	$ –
Kimberly A. Dang	500,000	1,000,000	1,500,000
Steven J. Kean	750,000	1,500,000	2,000,000
Joseph Listengart	500,000	1,000,000	1,500,000
C. Park Shaper	750,000	1,500,000	2,000,000
_________

(a)	Represents the maximum bonus opportunity available to the executive officer if one of the financial performance objectives was met.

(b)	Represents the maximum bonus opportunity available to the executive officer if both of the financial performance objectives were met.

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July 1, 2010

(c)	Represents the maximum bonus opportunity available to the executive officer if both of the financial performance objectives were exceeded by 10% or more.

(d)	Declined to participate.

The 2009 bonuses for our executive officers were overwhelmingly based on meeting the established financial performance objectives, both of which were met.  The compensation committee then considered, with input from members of senior management, in a purely subjective manner, how well each executive officer performed his or her duties during the year.  Other factors considered by the compensation committee primarily consisted of the amount of the bonus paid to the executive officer in the prior year and market data about compensation of comparable positions of responsibility at comparable companies.  With respect to using these other factors in assessing performance, KMR’s compensation committee did not find it practicable to, and did not, use a “score card” or quantify or assign relative weight to the specific criteria considered.  The amount of a downward or upward adjustment, subject to the maximum bonus opportunity that was established at the beginning of the year, was not subject to a formula.  Specific aspects of an individual’s performance were not identified in advance.  Rather, the adjustment was based on the compensation committee’s judgment, giving consideration to the totality of the record presented, including the individual’s performance, and the magnitude of any positive or negative factors.

Risks Associated With Compensation Practices, page 101

2.
We note your response to comment 11 in our letter dated June 7, 2010. We note that in your "judgment" your compensation policies and practices for all persons necessary for the operation of your business do not create risks that are reasonably likely to have a material adverse effect on your position, results of operations, or cash flows. However, please describe the process you used to reach this conclusion, rather than just describing the standard you applied to reach your conclusion.

Response:  In reaching this conclusion, we considered three factors.  First, we examined our compensation practices across all of our business segments and within our executive offices, noting that (i) our employees' annual compensation primarily consists of annual salaries and cash bonuses based on performance that does not include compensation that would reward risky behavior, such as compensation that is tied to entering into transactions that pose undue risks on us, and (ii) our employees' long-term compensation, especially for our executive officers, is deferred, spans a

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multi-year period and is tied to the overall value of our company, rather than short-term earnings.  Second, we considered our controls in place to identify any accounting irregularities and to manage risk, including risk related to compensation practices.  These controls include internal audit procedures, and an ethics hotline that enables employees to report any violations of complaints regarding accounting or risk matters.  Lastly, we reviewed our corporate governance policies in place, including the fact that our compensation committee consists solely of independent directors and that it reviews and approves the compensation arrangements of all our executive officers.  Based on this assessment, we concluded that our compensation policies and practices for all persons necessary for the operation of our business do not create risks that are reasonably likely to have a material adverse effect on our business, financial position, results of operations, or cash flows.

If any member of the Commission's Staff has any questions regarding the foregoing, or desires further information or clarification in connection therewith, please contact the undersigned at (713) 369-9470.

Very truly yours,

Kinder Morgan Management, LLC,
on behalf of itself and on behalf of
Kinder Morgan Energy Partners, L.P.,
as the delegate of its general partner

By:           /s/ Kimberly A. Dang_________

Kimberly A. Dang
Vice President and Chief
Financial Officer